MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

NFO Worldwide, Inc. (formerly named NFO Research, Inc.), together with its subsidiaries (the "Company"), is a leading provider of research-based marketing information and counsel to the worldwide business community, including over 3,000 clients globally. The Company combines in-depth knowledge of key market sectors - consumer packaged goods and foods, healthcare, financial services, information technology, automotive, travel and leisure and business-to-business
- with innovative data collection methodologies and value added products. Key products and services include continuous brand tracking, online research, consumer panels, and multi-country research, as well as market evaluation, product development, customer satisfaction, pricing, distribution and advertising awareness.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated certain income statement data for the Company.

                                                                                                       Percentage
                                                                                                        Increase
                                                                                                       (Decrease)
                                                               Income Statements                 1998              1997
                                                           Years Ended December 31,              Over              Over
                                                  1998            1997            1996           1997              1996
                                                  ----            ----            ----           ----              ----
(in thousands, except per share data)
Revenues                                       $275,351        $190,229        $154,943           44.7%            22.8%
  Cost of Revenues                              127,006          83,357          66,693           52.4             25.0
  Selling, General & Administrative
    Expenses                                    109,023          76,705          61,591           42.1             24.5
    Amortization Expense                          5,080           4,094           2,926           24.1             39.9
    Depreciation Expense                          4,914           2,798           2,356           75.6             18.8
                                               -------------------------------------------------------------------------
Operating Income                                 29,328          23,275          21,377           26.0              8.9
    Interest Expense, Net                         3,750             669              38          460.5          1,660.5
    Equity Interest in Net Loss
      of Affiliated Companies and Other             221             200             318           10.5            (37.1)
                                               -------------------------------------------------------------------------
Income Before Income Taxes and
    Minority Interest                            25,357          22,406          21,021           13.2              6.6
    Provision for Income Taxes                   10,489           8,895           8,983           17.9             (1.0)
                                               -------------------------------------------------------------------------
Net Income Before Minority Interest              14,868          13,511          12,038           10.0             12.2
Minority Interest                                   378           1,006           1,422          (62.4)           (29.3)
                                               -------------------------------------------------------------------------
Net Income                                     $ 14,490        $ 12,505        $ 10,616           15.9%            17.8%
                                               =========================================================================
Basic Shares Outstanding(1)                      21,154          20,265          19,911            4.4%             1.8%
                                               =========================================================================
Basic Earnings per Share(1)                    $    .68        $    .62        $    .53            9.7%            17.0%
                                               =========================================================================
Diluted Shares Outstanding(1)                    21,704          20,832          20,746            4.2%              .4%
                                               =========================================================================
Diluted Earnings per Share(1)                  $    .67        $    .60        $    .51           11.7%            17.6%
                                               =========================================================================

(1) FOR COMPARABILITY, THE EARNINGS PER SHARE AND SHARE DATA REFLECT THE 3-FOR-2 STOCK SPLITS EFFECTED OCTOBER 15, 1997, AND FEBRUARY 5, 1996.


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

As certain of the statements made in this annual report are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995), they involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, clients' timing of new product introductions and reformulations, clients' marketing budgets, industry and economic conditions, changes in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

management or ownership of a client, the effect of the Company's competition on client purchasing decisions, the strategic decisions of the Company's management team, the extent to which the Company is successful in developing and marketing its interactive marketing research techniques, the effect of foreign exchange rate fluctuations and other factors referenced in this report. In addition, the success of the Company's worldwide expansion efforts is dependent in part upon the successful application of NFO's methodologies to different business and consumer environments.

ACQUISITIONS

On November 20, 1998, the Company acquired all of the outstanding shares of capital stock of Infratest Burke Aktiengesellschaft Holding ("Infratest Burke"). Founded in 1947, Infratest Burke is headquartered in Munich and ranks as one of the top four custom marketing research firms in Europe with 35 offices in 15 countries. The company believes the combination of NFO and Infratest Burke created the sixth largest marketing research firm in the world, and one of the top three custom marketing research companies globally.

On October 23, 1998, the Company acquired all the outstanding stock of City Research Group Plc ("City Research"). City Research, founded in 1978 and headquartered in London, England, is a leading U.K. marketing research firm specializing in commercial banking.

On October 1, 1998, the Company acquired substantially all the net assets of Donovan Research Pty. Ltd. ("Donovan"). Donovan, founded in 1974 and headquartered in Perth, Australia, is a full service custom research agency with a leading position in fast-moving consumer goods, public policy, tourism, customer satisfaction and continuous tracking research. In addition to its own branded products, AdTest and Packtest, Donovan is also the exclusive regional licensee of MarketMind(TM), a global brand tracking system acquired by NFO in March 1998.

On August 31, 1998, the Company acquired substantially all the net assets of Stochastic International Pty. Ltd. ("Stochastic"). Stochastic is the developer of the Stochastic Reaction Monitor continuous brand tracking system, which provides guidance on brand positioning to more than 60 companies in 33 countries. Stochastic was founded in 1981 and is headquartered in London.

On April 3, 1998, the Company acquired 100 percent of the outstanding stock of CF Group, Inc. ("CF Group"). Founded in 1932, CF Group operates three companies in Canada: Canadian Facts, the largest custom marketing research organization in Canada, Applied Research Consultants ("ARC"), and Burke International. CF Group is headquartered in Toronto and has client service offices in Montreal, Ottawa and Vancouver.

On March 4, 1998, the Company acquired, in separate transactions, substantially all the net assets of MarketMind Technologies ("MarketMind") and Ross-Cooper-Lund ("RCL"). MarketMind owns and licenses the MarketMind(TM) system, which uses proprietary software that combines a set of key diagnostic measures together with the integration, interactive analysis and display of multiple streams of longitudinal data. RCL is a research-based consulting firm focused on brand-building strategies and is the exclusive licensee of the MarketMind(TM) system in the United States.

The 1998 acquisitions have been accounted for as purchases. Accordingly, the Company's financial statements include the results of operations from the effective date of the respective acquisitions.

On December 12, 1997, the Company acquired 100 percent of the outstanding stock of CM Research Group, Ltd., headquartered in Auckland, New Zealand. CM is the leading provider of custom marketing research in New Zealand and one of the larger marketing research organizations in Australia. This acquisition was accounted for using the purchase method.

On July 11, 1997, the Company acquired The MBL Group plc ("MBL"), headquartered in London, England, a leading international marketing research firm with 27 offices in 17 countries throughout the UK, the Middle East, and Asia. The Company issued 2,046,363 (adjusted for the 3-for-2 stock split effective October 15, 1997) shares of NFO Common Stock. The acquisition was accounted for as a pooling of interests. The Company also entered into agreements with minority shareholder employees of the various MBL operating subsidiaries to repurchase a portion of the minority shares during 1997 and the remainder in three years. The purchase of the minority interests in MBL's subsidiaries has been accounted for using the purchase method.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

On May 28, 1997, the Company acquired Access Research, Inc., Windsor, CT, a research-based financial services consulting firm specializing in the retirement market. This acquisition was accounted for using the purchase method.

On April 1, 1997, the Company acquired 100 percent of the outstanding stock of Prognostics, Palo Alto, CA, a leading provider of survey-based quantitative customer satisfaction research to information technology companies worldwide. The Company issued 2,589,720 (adjusted for the 3-for-2 stock split effective October 15, 1997) shares of NFO Common Stock. The transaction was accounted for as a pooling of interests.

As a result of the 1997 pooling of interests transactions, the accompanying financial statements reflect the combined results of NFO, Prognostics, and MBL for all periods presented.

On August 15, 1996, the Company acquired The SPECTREM Group, Inc. ("Spectrem"). Spectrem provides niche consulting and acquisition and divestiture advisory services in the trust and investment products sectors. On January 3, 1996, the Company acquired Migliara/Kaplan Associates, Inc. ("M/K"), Chesapeake Surveys, Inc. ("CSI"), and Plog Research, Inc. ("Plog"). M/K is one of the nation's leading full-service health care marketing information companies with offices in Baltimore, MD and Princeton, NJ. CSI provides data collection and survey services, such as focus groups and random telephone interviews. Plog is the nation's leading travel industry marketing research organization. These acquisitions were accounted for using the purchase method.

1998 COMPARED TO 1997

The Company's revenues increased 45 percent to $275.4 million from $190.2 million the previous year. Strong revenue growth occurred in each of the Company's operating segments: North America increased 32 percent to $189.6 million, Europe increased 103 percent to $50.3 million, and Australasia and the Middle East increased 61 percent to $40.1 million. Within North America, the Company's technologies group experienced very strong performance, and its healthcare and travel & leisure sectors registered double-digit growth. Revenues within the Company's North American financial services sector decreased by 16 percent for the year due to the softness within PSI Global, the Company's lead financial services unit. The increases in Europe and Australasia and the Middle East were principally the result of acquisitions, with combined organic revenue growth of 13 percent. Currency translation effects negatively impacted organic international revenues for the year by $3.2 million, or 6 percent. The Company's consolidated organic revenues grew by 13 percent, excluding the effects of PSI Global and currency translations.

Cost of revenues increased 52 percent to $127 million from $83.4 million in the prior year. The increase in cost of revenues was primarily the result of increased revenues in each of the Company's three operating segments and the addition of the newly acquired companies in 1998 ($40.1 million). The remainder of the increase in cost of revenues was the result of the Company's continued investment in its North American high technology/telecommunications sector.

Selling, general, and administrative expenses increased 42 percent to $109 million from $76.7 million a year ago. Increases were predominately the result of the newly acquired companies ($25.1 million) and increased staffing expenses ($4.5 million). The Company's selling, general and administrative expenses were also influenced by inflationary factors.

Depreciation and amortization expenses increased 45 percent to $10 million from $6.9 million in the previous year. The increase was due to the acquisition activity as well as increased capital investment.

As a result of the items discussed above, operating income in 1998 increased 26 percent to $29.3 million from $23.3 million in the prior year. Operating income margins were 10.7 percent in 1998 as compared to 12.2 percent in 1997. This decrease was due almost entirely to the decreased financial performance of PSI Global, which was partially offset by the positive margin contributions from the newly acquired companies as well as reduced losses within the Company's Interactive Division. Excluding the effects of (a) acquisitions and negative currency translation effects in 1998, (b) pooling transaction expenses in 1997, and (c) the operating results of PSI Global in both years, the Company's organic operating income increased by 15 percent. In 1998. Also, contributing to the increase was organic growth, offset by lower operating results in the Company's financial services sector.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Interest expense increased to $3.8 million from $.7 million in the prior year. The increase was primarily the result of increased borrowings to fund acquisitions and capital expenditures.

Income tax expense increased $1.6 million to $10.5 million from $8.9 million a year ago. The expense reflects the Company's combined U.S. Federal and State tax rate of approximately 40 percent, plus the effects of non-deductible expenses, primarily goodwill amortization. The increase in the effective tax rate from 40 percent to 41 percent was largely due to an increase in the non-U.S. effective tax rate.

Minority interests decreased by 62 percent to $.4 million from $1 million last year. The decline was directly related to the purchase of a significant portion of the minorities' shares in the MBL acquisition in July 1997, as well as decreased profitability within this group.

The result of items discussed above is that net income increased 16 percent to $14.5 million from $12.5 million a year ago. The 12 percent increase in diluted earnings per share to $.67 from $.60 is the direct result of the increase in net income.

1997 COMPARED TO 1996

The Company's revenues increased 23 percent to $190.2 million from $154.9 million the previous year. Strong revenue growth occurred in each of the Company's operating segments: North America increased 21 percent to $143.8 million, Europe increased 22 percent to $24.8 million, and Australasia and the Middle East increased 41 percent to $24.9 million.

Cost of revenues increased 25 percent to $83.4 million from $66.7 million in the prior year. The increase in cost of revenues was primarily the result of increased revenues in each of the Company's three operating segments. The remainder of the increase in cost of revenues was the result of the newly consolidated Middle Eastern and Indian operations having higher than average cost of revenues, along with the Company's continued investment in its Interactive initiatives.

Selling, general, and administrative expenses increased 25 percent to $76.7 million from $61.6 million a year ago. This increase includes $1.3 million in pooling transaction expenses related to the acquisitions of Prognostics and MBL. Excluding these transaction expenses, selling, general, and administrative expenses increased 22.4 percent over 1996. Other principal factors for the increase include the first time consolidation of the Company's Middle Eastern and Indian operations ($2.3 million). Additionally, North American selling, general and administrative expenses increased as a result of increased staffing expenses ($3.9 million), the increase associated with the acquisitions of Spectrem in August 1996 and Access research in May 1997 ($1.9 million) and the Company's Interactive activities ($1.2 million). The Company's selling, general and administrative expenses were also influenced by inflationary factors.

Amortization expense increased 40 percent to $4.1 million from $2.9 million in the previous year. The primary cause of the increase was a special write-down of the carrying value of intangible assets ($.6 million) associated with AMS, the Company's expert computer software company. Additional increases in amortization expenses in 1997 related to the purchase of a significant portion of the minorities' interests in MBL, and to the increased amortization costs associated with the earnout payments made pursuant to certain companies' financial performance during 1996.

As a result of the items discussed above, operating income in 1997 increased 9 percent to $23.3 million from $21.4 million in the prior year. Excluding the $1.3 million of pooling transaction expenses described above, as well as the increased investments in the Company's Interactive operations ($1.0 million) and the negative effect of foreign currency translation ($.3 million), operating income increased 21 percent. Total operating margins for 1997, excluding these items, were 13.6 percent compared to 13.8 percent in 1996.

Interest expense increased to $.7 million from less than $.1 million in the prior year. The increase was primarily the result of increased borrowing to fund acquisitions (approximately $20 million) and capital expenditures (approximately $9 million).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Income tax expense decreased $.1 million to $8.9 million from $9.0 million a year ago. The expense reflects the Company's combined U.S. Federal and State tax rate of approximately 39 percent, plus the effects of non-deductible expenses, primarily goodwill amortization and the transaction expenses related to the two pooling of interests that occurred in 1997, and the lower tax rates in many of the countries outside the U.S. where the Company has operations. The decrease in the effective tax rate from 42.7 percent to 39.7 percent was largely due to a reduction in the non-U.S. effective tax rate.

Minority interests decreased by 29 percent to $1.0 million from $1.4 million last year. The decline was directly related to the purchase of a significant portion of the minorities' shares in the MBL acquisition in July 1997.

The result of items discussed above is that net income increased 18 percent to $12.5 million from $10.6 million a year ago. The 18 percent increase in diluted earnings per share to $.60 from $.51 is the direct result of the increase in net income. Diluted earnings per share has been adjusted for the stock split effected on October 15, 1997. Net income excluding the pooling transaction expenses rose 30 percent and diluted earnings per share rose 29 percent.

LIQUIDITY AND CAPITAL RESOURCES

Working capital as of December 31, 1998, was $31.9 million, an increase of $3.5 million from December 31, 1997. The primary reasons for the change in working capital were increases in cash of $9.7 million, accounts receivable of $51.2 million, unbilled receivables of $13.8 million, and prepaids of $8.5 million, partially offset by an increase of $67.2 million in accounts payable and accrued liabilities and an increase of $12.5 million in customer billings in excess of revenues earned. The increases were predominately attributed to the 1998 acquisitions.

On November 20, 1998, the Company privately placed an aggregate principal amount of $72 million of Senior and Subordinated Notes. The private placement consisted of $17 million of Series A Notes due November 15, 2005, $38 million of Series B Notes due November 15, 2008, and $17 million of 9.84 percent Subordinated Notes due November 15, 2008. The Series A Notes and the Series B Notes bear interest at fixed annual rates of 7.48 percent and 7.82 percent, respectively, and contain provisions whereby these annual rates will be reduced to 7.18 percent and 7.52 percent, respectively, provided the Company satisfies certain conditions prior to September 30, 1999. In March 1999, the Company satisfied these conditions with the issuance of an aggregate $15 million of Senior and Subordinated Notes. See Note 21 to the consolidated financial statements. The Notes are guaranteed by certain subsidiaries of the Company and were used to finance a portion of the acquisition of Infratest Burke and to pay related fees and expenses.

On March 9, 1998, the Company successfully entered into two financing agreements: a private placement of $40 million of Senior Notes and a $75 million revolving credit facility. Borrowings available under these combined facilities total $115 million and are unsecured. Proceeds were used to pay off the Company's then-existing debt of approximately $32 million, finance acquisitions, capital expenditures and working capital. The revolving credit facility replaced the Company's then-existing $35 million revolving credit facility.

The $40 million in Senior Notes, due March 1, 2008, bear interest at the fixed rate of 6.83 percent and are to be repayable in equal installments of approximately $5.7 million per year starting in 2002. The $75 million unsecured credit facility has an ultimate maturity date of March 2003 and enables NFO to borrow in multiple currencies at interest rates tied to LIBOR or the prime rate, at the Company's option.

In conjunction with the Infratest Burke acquisition and the financing thereof, the Company amended its $75 million revolving credit facility and its $40 million Senior Notes, each originally dated March 9, 1998. The amendments provide, among other things, that the Company's obligations will be guaranteed by certain subsidiaries of the Company. In addition, the amendments increased the rates at which interest annually accrues under the obligations.

The Company anticipates that existing cash, together with internally generated funds and its credit availabilities, will provide the Company with the resources needed to satisfy potential acquisitions, capital expenditures, and the Company's growing working capital requirements. The timing and magnitude of future acquisitions will be the single most important factor in determining the Company's long-term capital needs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

INFLATION

Inflation has historically had only a minor effect on the Company's results of operations and its internal and external sources of liquidity and working capital because the Company has generally been able to increase prices to reflect cost increases resulting from inflation.

SEASONALITY

The Company's business activity has traditionally reflected a modest seasonality factor with slightly higher revenues in the Company's fourth quarter. This seasonality reflects increased research spending in the fourth quarter by clients seeking to complete research studies prior to the holiday season and the close of their fiscal year. Also, the Company generally initiates several large-scale annual projects and tracking programs during the fourth quarter of each year.

Over the past three years, the fourth quarter has represented between 27.3 percent and 34.4 percent of the Company's annual revenues. Each of the remaining three quarters ranged between 18.2 percent and 25.9 percent of the annual total.

FUTURE REQUIRED ACCOUNTING CHANGES

On April 3, 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This Statement of Position (SOP) provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of this SOP will not have a material effect on the Company's financial condition or results of operations.

YEAR 2000 ISSUES

The Company is currently working to resolve the Year 2000 issue. In early 1997, the Company completed an impact analysis across all proprietary custom software programs and systems. As a result of this analysis, affected programs are being modified by the Company's programming departments to ensure future compliance. Any new programs being developed are being made Year 2000 compliant from the outset, while certain existing systems are being made Year 2000 compliant as they are reengineered.

The Company operates subsidiaries and divisions worldwide. While many of these operations are already Year 2000 compliant in hardware, software and embedded systems, other operations are still in the process of upgrading their systems for Year 2000 compliance. The Company is in the process of testing its mission critical and non-critical systems and software for Year 2000 compliance by using a test date of January 1, 2000. In instances where the Year 2000 date is not properly processed, the systems and software are upgraded and re-tested as necessary for Year 2000 compliance. Mission critical applications and systems have been prioritized for Year 2000 compliance, and the majority of those systems are already compliant.

The Company believes the most likely worst case scenario would be for a non-critical application or system to not be Year 2000 compliant on January 1, 2000. The Company's contingency plan includes manually addressing non-critical applications and systems compliance problems. Additionally, the Company has the ability to readily outsource many of its data collection and processing processes should the need arise.

The Company is also coordinating with clients, vendors, affiliates and other outside parties who may affect, or be affected by, the Company's plans to address the Year 2000 issue. During 1998, the Company sent surveys to these outside parties inquiring as to their status in addressing the Year 2000 issue within their respective organizations. Although the results of those surveys are still being gathered and analyzed, the Company does not believe the effect of non-compliance with Year 2000 on the part of any individual or group of outside parties would have a material negative impact on the Company's day-to-day operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

The Company originally targeted January 1, 1999, to complete Year 2000 compliance of mission critical systems, including third-party and supply chain vendors. Although the majority of the Company's subsidiaries have met this target, certain newly acquired entities are still being analyzed for compliance. The Company estimates that total Year 2000 compliance costs incurred from 1997 through December 31, 1998, approximate $300,000, and the estimated future cost to complete Year 2000 compliance is approximately $600,000, including capital expenditures of approximately $300,000.

THE EURO CONVERSION

On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency, the Euro. The Company conducts business in member countries. The transition period for the Euro is from January 1, 1999, to June 30, 2002. The Company is addressing the issues involved with the introduction of the Euro. The more important issues include converting information technology systems, reassessing currency risk, and processing accounting and tax records.

Based upon progress to date, the Company believes that use of the Euro will not have a significant impact on the manner in which the Company conducts its business and processes its accounting records. Accordingly, conversion to the Euro is not expected to have a material effect on the Company's financial condition or results of operations.

MARKET RISK MANAGEMENT

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates. The Company currently does not have any derivative financial instruments. However, the Company may consider utilizing derivatives in the future in an attempt to mitigate foreign currency exchange rate risk. The Company conducts business in 31 countries throughout the world and has a significant presence in North America, Europe, Australasia and the Middle East. Accordingly, the Company is subject to foreign currency exchange rate risk in those countries.

The table below provides information on the Company's debt instruments as of December 31, 1998 (dollars in thousands):

                        Long-Term Debt -                Long-Term Debt -
                        ----------------                ----------------
                            Fixed Rate                      Variable Rate
                      Principal       Average          Principal      Average
                       Amount      Interest Rate        Amount     Interest Rate
                       ------      -------------        ------     -------------

1999                $     220          8.57%         $     176        5.00%
2000                      241          8.59              5,057        4.76
2001                    3,625          7.54                 87        5.00
2002                   14,716          7.36             10,518        5.20
2003                   14,540          7.35             59,013        4.75
Thereafter             82,860          7.82                 --         --
                    -----------------------------------------------------

Total               $ 116,202          7.69%         $  74,851        4.82%
                    =======================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

STOCK INFORMATION

The Company's common stock has traded on the New York Stock Exchange since December 29, 1997. Prior to that date, the Company's Common Stock was traded on the Nasdaq National Market tier of the Nasdaq Stock Market since its initial public offering was completed in April 1993. The Company's stock symbol is "NFO" on the NYSE and was "NFOR" on the Nasdaq.

The Company did not declare or pay any cash dividends during 1998, 1997 or 1996. The following table sets forth, for the periods indicated, its high and low sales prices per share as reported on the NYSE and Nasdaq.

The stock prices have been adjusted to give retroactive effect to a 3-for-2 stock split effected on October 15, 1997.

                                        Sales Price
                                    High           Low
                                    ----           ---
Calendar Year 1998
  First Quarter                    $21.375       $16.750
  Second Quarter                    22.000        15.625
  Third Quarter                     18.750         9.000
  Fourth Quarter                    14.750         5.550

Calendar Year 1997
  First Quarter                    $15.500        $11.170
  Second Quarter                    17.500         11.330
  Third Quarter                     18.500         14.500
  Fourth Quarter                    21.630         15.500